3-7-02

SECURI 02019116 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8- 49004

SEC MAIL RECEIVED PROCESSING
MAR 0 1 2002
354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2001** and ending **December 31, 2001**

A. REGISTRANT INFORMATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
Alpart Trading, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
601 S. LaSalle, Suite 200
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
John Schlaefke (312) 327-4000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of f acts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ken Alpart ~~John Schlaefke~~, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Alpart Trading, L.P.**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

____

____

____

Signature

Pres Alpart Trading Inc GP

Title

Notary Public

OFFICIAL SEAL
JO... ...HLAEFKE
NOTAR... STATE OF ILLINOIS
MY C... ...ION EXPIRES: 10/01/05

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

ALPART TRADING, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

(Filed as Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934)

ALPART TRADING, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Table of Contents

Independent Auditors' Report 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-8

KGN

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

Independent Auditors' Report

To the Members
Alpart Trading, L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Alpart Trading, L.P. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Alpart Trading, L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

January 31, 2002

ALPART TRADING, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current Assets	
Cash	$ 394,820
Due from clearing broker	3,005,750
Marketable securities and options	60,057,891
Interest, dividends, and short stock rebate receivables	44,549
Due from related parties	27,052
Total current assets	63,530,062
Property and Equipment	
Leasehold improvements	37,609
Furniture and office equipment	33,441
Computer equipment	392,442
Equipment held under capital lease obligation	93,277
	556,769
Less: Accumulated depreciation and amortization	334,183
Net property and equipment	222,586
Other Assets	
Cash surrender value of life insurance	31,399
Organizational costs, net of accumulated amortization of $15,250	3,000
Rent security deposit	4,408
Deposit with clearing organization	10,000
Total other assets	48,807
TOTAL ASSETS	$ 63,801,455

LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities	
Obligation under capital lease	$ 31,935
Marketable securities sold, but not yet purchased	59,839,676
Accrued expenses	84,422
Total current liabilities	59,956,033
Non-current Liabilities	
Obligation under capital lease	30,933
TOTAL LIABILITIES	59,986,966
Partners' Capital	3,814,489
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 63,801,455

See notes to financial statements.

ALPART TRADING, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Alpart Trading, L.P. ("The Company") is a broker-dealer organized as a limited partnership, acting principally as a market maker at the Chicago Board Options Exchange and the Chicago Mercantile Exchange dealing in securities, options and futures. All transactions are cleared through another broker-dealer clearing firm.

The Company was organized as a limited partnership under the Illinois Revised Uniform Limited Partnership Act. The Company's partnership agreement expires on December 31, 2045. As a limited partnership, the limited partners' liability is intended to be limited to the extent of their direct equity investment.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profits and losses arising from all securities and futures transactions is also recorded on a trade date basis. All marketable securities and options are valued at market value and the resulting difference between costs and market is included in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net on the statement of financial condition.

Securities-Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities-borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Financial Instruments

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Derivatives used for hedging trading positions include futures and options. Unrealized gains or losses resulting from hedges are marked-to-market and recorded in trading revenues.

ALPART TRADING, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment

Equipment is stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is computed using accelerated methods over the estimated useful lives of the assets. These lives are as follows:

Leasehold improvements	39 years
Furniture and office equipment	5-7 years
Computer equipment	5 years

Maintenance and repairs are expensed when incurred. Expenditures for major additions and improvements are capitalized and subsequently depreciated or amortized. When equipment is sold or retired, the related cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in income.

Income and Expense Recognition

Commission revenues, when present, and expenses are recorded on a trade-date basis.

Income Taxes

The Company is being treated as a partnership under the Internal Revenue Code and its taxable income or loss is reported directly by its partners. Accordingly, federal income taxes are not reflected on the accompanying financial statements. The Company may be liable for state replacement taxes.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, the actual results may differ from the estimated amounts. Management believes that the estimates and assumptions used provide a reasonable basis for the fair presentation of the Company's financial condition.

ALPART TRADING, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 2 – MARKETABLE SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of stocks, options, and futures with a market value, at December 31, 2001 as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$ 16,859,391	$ 1,725,750
Options on Corporate Stocks	43,198,499	47,058,761
Futures, open trade equity, net of option liquidation value	-	11,055,165
Total	$ 60,057,890	$ 59,839,676

NOTE 3 – CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. In addition, the Company may be subject to increased net capital requirements as determined by the Chicago Board Options Exchange.

The Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001, the Company had net capital, as defined, of $600,577, and required net capital, as defined, of $100,000, resulting in excess net capital of $500,577. The Company's ratio of aggregate indebtedness to net capital was .25 to 1.

ALPART TRADING, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance-sheet financial instruments, principally exchange-traded options. These off-balance-sheet financial instruments are used to conduct trading activities and manage market risks and, therefore, are subject to varying degrees of market and credit risk. Derivatives transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the securities normally at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The amounts at risk are generally not limited to the unrealized change in market value. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. Premiums and unrealized gains for written and purchased option contracts are recognized in the statement of financial condition. The settlement of the aforementioned transactions is not expected to have a material adverse effect on the financial condition of the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 2001 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

NOTE 5 – RELATED PARTIES

On January 1, 2001, the Company entered into a ten-year office space lease from an entity partly owned by one of the Company's partners, expiring February, 2001. In addition to the base rent, the Company is responsible for their proportionate share of real estate taxes, insurance, and other common area maintenance charges. The future minimum payments under non-cancelable leases subsequent to December 31, 2001 are as follows:

Year ending December 31,	Amounts
2002	$ 228,116
2003	228,116
2004	228,116
2005	228,116
2006	228,116
Thereafter	874,444
Totals	$ 2,015,024

ALPART TRADING, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 5 - RELATED PARTIES - CONTINUED

In addition, the Company advanced $8,760 to this related party for building improvements. The amount due from the related party was $22,052 at December 31, 2001.

Also the Company advanced $5,000 to a private foundation controlled by the general partner. The amounts due from this entity was $5,000 at December 31, 2001.

NOTE 6 – CAPITAL LEASE OBLIGATION

On December 5, 2000, the Company purchased $93,277 of equipment under a capital lease agreement. The lease terms extend through November 2003. The asset and liability under the capital lease are recorded at the fair value of the asset. The asset is being amortized over its estimated useful life.

The minimum future lease payments due under the capital lease for years subsequent to December 31, 2001 are as follows:

Year Ending December 31,	Amounts
2002	$ 37,050
2003	33,962
Total future minimum lease payments	71,012
Less amount representing interest	(8,144)
Present value of future minimum lease payments	62,868
Less current portion	31,935
Non-current portion	$ 30,933

NOTE 7 – COMMITMENTS

The Company leases on a month-to-month basis various exchange memberships at the Chicago Board of Trade ("CBOT") and the Chicago Mercantile Exchange ("CME"). Total rent paid during the year ended December 31, 2001 for these leases approximated $388,000.

ALPART TRADING, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 8 – PROFIT SHARING AND 401(K) PLANS

The Company sponsors both a profit-sharing plan and a money-purchase plan for the benefit of its eligible employees, as defined by the plans. Profit sharing contributions are at the discretion of management and contributions to the money-purchase plan are set at 5% of qualifying salary, subject to the Company maintaining taxable income. During the year, the Company made contributions of $68,566.

Additionally, The Company sponsors a 401(k) plan for the benefit of all eligible employees. The Company match is 3% of each eligible employee's salary, up to a maximum of $3,000 per year. During the year, the Company matched $20,284 in contributions, which have been accrued at December 31, 2001.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading activities cleared primarily through one broker-dealer. In the event this clearing broker-dealer does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the broker-dealer. It is the Company's policy to periodically review the broker's creditworthiness.